



SEC MAIL
RECEIVED
APR 08 2003
WASH. D.C.
187



YOUNG INNOVATIONS, INC.

ANNUAL REPORT 2002

FINANCIAL HIGHLIGHTS

Operating Results (In thousands except per share data)	2002	2001	2000	% Change 2001-2002
Net Sales	$72,218	$63,659	$51,387	13.4%
Income from Operations	18,998	15,745	13,633	20.7%
Net Income	11,411	9,545	8,305	19.5%
Earnings Per Share – Diluted	1.22	.96	.84	27.1%
Weighted Average Fully Diluted Shares Outstanding	9,331	9,904	9,914	—
Net Cash Flows from Operating Activities	16,258	14,142	7,699	15.0%
Financial Position				
Working Capital	$12,645	$12,439	$11,578	
Cash & Equivalents	554	82	—	
Stockholders' Equity	67,670	55,885	60,437	
Financial Ratios				
Net Income to Net Sales	15.8%	15.0%	16.2%	
Operating Income to Net Sales	26.3%	24.7%	26.5%	


NET SALES
$36,595
$42,712
$51,387
$63,659
$72,218
1998
1999
2000
2001
2002


INCOME FROM OPERATIONS
$9,505
$11,692
$13,633
$15,745
$18,998
1998
1999
2000
2001
2002


NET INCOME
$6,049
$7,152
$8,305
$9,545
$11,411
1998
1999
2000
2001
2002

LETTER TO SHAREHOLDERS

2002 was another strong year for Young Innovations. In our fifth year as a public company, and for the fifth year in a row, we achieved record sales, net income and diluted earnings per share. In 2002, sales were $72.2 million, a 13.4% increase over the prior year. Our net income increased 19.5% to $11.4 million. Diluted earnings per share (EPS) increased by 27.1% to $1.22.

Several factors affected the 2002 financial results. The strong increase in revenue in 2002 resulted from robust internal growth and a full year's impact of the Biotrol acquisition, which was completed in June 2001. In addition, 2002 selling, general and administrative expenses did not include goodwill amortization expense in accordance with SFAS 142. The company also repurchased 1,050,000 shares from George Richmond in November 2001, which significantly reduced the number of shares outstanding in 2002.



L to R: Eric Stetzel, Vice President; Alfred Brennan, President & Chief Executive Officer; Arthur Herbst, Executive Vice President, Chief Operating Officer & Chief Financial Officer; Daniel Garrick, Vice President; Sean O'Connor, Vice President; George Richmond, Chairman of the Board, in front.

We were pleased to be selected again by Forbes Magazine as one of the 200 Best Small Companies in America, moving up to the No. 39 position. This is the fourth consecutive year we have been recognized by Forbes. In addition, the Company was named to Business Week Magazine's list of 100 Hot Growth Companies of 2002. We believe that this type of recognition is a direct result of the successful execution of our three-pronged growth strategy focusing on strategic acquisitions, new product development and consistently improving operating efficiencies.

Acquisitions have always been a key component of our growth as a public company. We remain committed to internal growth augmented by acquisitions which meet our strict acquisition analysis criteria. In 2002, a great deal of effort was channeled into consolidating and integrating acquisitions. Operating efficiency and consistently high-quality manufacturing processes were emphasized during this time. As a result, we believe that the Company's overall business is prepared to grow internally and is well positioned to integrate future acquisitions.

Internal product development and new product launches also contributed to the Company's solid performance in 2002. Full-scale launches of several new or improved products occurred in 2002, including Young Dental's D-Lish prophy paste. D-Lish paste is a new formulation that we believe compares very favorably to competitive products. We are also introducing D-Lish to the market through the sale of our EZ-Paks, which contain a disposable prophy angle (DPA) and a cup of D-Lish paste packaged together. We were pleased with the market's response to our new offerings and believe that our commitment to product development will allow us to build upon our current market share position.

During 2002, we successfully completed the consolidation of the Sacramento facility into our Earth City operation. The move, which began in 2001, has positioned us to capture additional operating efficiencies going forward. During this time, we also installed several new automated assembly machines at the Earth City facility. Our decision to invest in this new equipment reflects our ongoing efforts to further improve the quality and competitiveness of our disposable prophy angles. The manufacturing change also enabled us to bring skilled jobs to the St. Louis area. In 2003, we will continue to search for new ways to achieve greater operating efficiency through ongoing facility integration.

We remain committed to our long-term strategy, which has fueled our growth over the past five years. We want to thank our outstanding employees for their contributions and our Board of Directors for their guidance during a challenging and successful year.

GEORGE E. RICHMOND
CHAIRMAN OF THE BOARD

ALFRED E. BRENNAN
PRESIDENT & CHIEF EXECUTIVE OFFICER

REVIEW OF OPERATIONS

In our five years as a public company, Young Innovations has evolved from a small preventive dental products manufacturer into a company that increasingly serves many aspects of oral healthcare. Since 1997, the Company has grown from $25 million in sales, primarily of disposable prophy angles, to $72 million in sales from a more diverse product line. Today Young Innovations provides:

- Disposable and reusable prophy angles
- Prophy pastes
- Aspirators
- Panoramic X-ray machines
- Dental handpieces and related components
- Fluorides
- Infection control products
- Toothbrushes and toothpastes
- Flavored examination gloves

Our continued, steady growth over the past five years has resulted from the consistent execution of our strategy – acquiring businesses and product lines that broaden our product offering and enhance our competitive position; developing new and improved products; and finding operating efficiencies.

Strategic Acquisitions

At Young, we do not pursue growth for growth's sake. Instead, we carefully identify companies that enhance our product offering and build long-term shareholder value. Once we undertake a transaction, we focus on successfully integrating the business. This integration process does not follow a strict schedule. Upon completion of each acquisition, we begin by comparing our culture to the culture of the acquired company. The culture does not need to be identical to ours. We identify the most viable organization and structure for the combined entity, avoiding the preconception that the acquirer always has the best operating model. During the integration process, we develop the combined culture, incorporating strengths from both companies.

Given the long product life cycles that exist within the dental industry, we are able to take the time necessary to understand the acquired product portfolios. This is important, as each product category within the dental industry has its own unique selling characteristics. We have employed this broad-based approach in our recent acquisitions and believe that the 2002 financial results provide tangible evidence of the success of this strategy.

During 2002, we dedicated a great deal of time and resources to integrating facilities and personnel, as well as finding synergies between our various sites. These ongoing efforts help us to provide increasingly higher levels of service and support to our dealers and customers over time. The improvements also strengthen the Company's foundation for future growth.

The dental industry has provided us with many opportunities to grow over the last century. However, preventive dental care, which generates approximately $65 billion in annual sales in the U.S., is a small portion of the overall preventive healthcare market. A variety of preventive screenings and diagnostic tests have been developed to aid in the early diagnosis and treatment of many diseases. As medical technology continues to develop, it is likely that growth opportunities in new preventive care markets will become available. Should we choose to enter a new served market, we will seek to capitalize on our manufacturing and distribution expertise in a market with characteristics similar to our own business – long product life cycles, significant recurring revenue and strong cash flow generation.

New Product Innovation

The reliability and quality of our products has enabled the Company to develop a loyal customer base. This loyalty has helped to build the Company's strong market position in several key oral healthcare segments. The dedicated customer base that exists within the dental industry makes it difficult for competitors to penetrate the segments in which we have leading market shares, and also makes it more challenging for us as we launch products into markets that are new to us. Therefore, while the initial launch of a new product may give a hint of future success, it may take years to realize the product's full potential.

We continued to expand our oral healthcare product offerings through internal product development in 2002. In January, Young Dental fully launched its new D-Lish prophy paste, which compares favorably with industry-leading products in terms of flavor, reduced splatter and stain removal. It also offers clinicians another significant clinical benefit: better rinsability following the prophy procedure. Faster, easier rinsing translates into shorter prophy procedures and increased patient comfort. Based upon on our 2002 sales, we are optimistic about the future of D-Lish paste.

Young Dental also formally introduced a new version of the combination pack, the EZ-Pak, at the beginning of 2002. Each combination pack contains one Young Dental disposable prophy angle (DPA) and a cup of the new D-Lish prophy paste. Aimed at group practices, EZ-Paks offer a cost-effective and convenient solution for dentists and hygienists. EZ-Paks are now sold in boxes of 100 instead of 200,

STRATEGIC ACQUISITIONS

Lorvic	Denticator	Panoramic Corp.	Athena Technology, Inc.	Plak Smacker	Biotrol International
Acquired 1995	Acquired 1996	Acquired 1998	Acquired 1999	Acquired 2000	Acquired 2001

making it easier to keep a variety of paste flavors and types of angles in inventory. We believe that this product launch gives us another opportunity to introduce dentists and hygienists to our new D-Lish paste.

The Company introduced a new version of an orthodontic home care kit under the Plak Smacker brand name. This kit, which is packaged in a reusable water bottle, was well received by orthodontists and patients alike. The home care kits contain special brushes and other accessories that are needed to maintain good oral health while undergoing orthodontic treatment. We introduced the new digital Paxorama panoramic X-ray machine in 2002. While not yet a mainstream technology, digital imaging offers some attractive features, including the ability to electronically transmit and store patient X-rays. We added several other new products during the year, including a low-speed handpiece designed for hygienists. We also expect to introduce a number of new infection control products in 2003 under the Biotrol brand name.

While we have made significant progress over the past five years in terms of broadening our product offering, many opportunities for product line expansion remain. This growth may be achieved through internal development, acquisition or a combination of both. Regardless of how we grow in the future, new product development will continue to be driven by making evolutionary improvements to existing technology which result in improved patient care and faster dental procedures.

Operating Efficiencies

At Young Innovations, we view operating efficiency as a vital component of our success. We continue to pursue operating efficiencies through process improvements, increased automation of manufacturing and consolidation of facilities. The final stages of consolidation of our Sacramento facility into the Earth City facility were completed in 2002. While the process took more than a year, our careful execution led to a smooth transition.

Our capital expenditures leveled off in 2002, after a big year of capital spending in 2001 to upgrade and consolidate our facilities – expenditures that will begin to pay off in 2003 in terms of reduced expenses. For example, we purchased four automatic assembly machines for our Earth City facility. These machines assemble disposable prophy angles, replacing the manual assembly of these products. We also put into use disposable prophy angle molds with higher numbers of cavities, increasing production yields. The Earth City facility also saw improvements in labor utilization in chemical manufacturing, packaging processing and mold maintenance. Our Colorado facility expanded to support more efficient production and packaging operations. We also implemented new shipping procedures during the year in Colorado that improved order fulfillment. In Fort Wayne, we streamlined our X-ray generator manufacturing process. This improvement allowed us to meet increased demand while redeploying a portion of our workforce in other areas.

Financial Highlights

In addition to the record sales and net income we reported in 2002, we also generated operating cash flow of $16.3 million compared to $14.1 million in 2001. A portion of the cash generated during the year was used to pay down $12.6 million in debt. At year end, the Company had $4.2 million in long-term debt, which translates into borrowing capacity of $35.8 million to fund future acquisitions. Capital expenditures for the year returned to a more normal level of $2.7 million compared to last year's $7.0 million. Following a decision by the Board of Directors to authorize the repurchase of up to 300,000 shares of common stock in July, the Company bought back 80,594 shares in the open market at an average market price of $21.20. As a result, the Company still has the authority to repurchase an additional 219,406 shares in 2003.

Preventive Dentistry

Prophy angles and prophy paste are some of the basic tools used by dentists and hygienists during a routine teeth cleaning procedure. Originally, Young became the market leader in the metal prophy angle and prophy cup markets with the introduction of the Triple Seal metal prophy angle and the development of a proprietary prophy cup manufacturing process. In 1990, the Company introduced a disposable prophy angle, which quickly became the leading single-use product in the market. Today, the Company offers premium-priced and value-priced disposable prophy angles under the Young and Denticator brand names, respectively.

Preventive dentistry requires much more than prophy angles. Young has developed or acquired many complementary products, including: fluorides in a variety of flavors such as bubble gum, strawberry, peppermint and vanilla orange; children's and adult prophy pastes marketed under brand names such as D-Lish, Fang Dango and Festival; and evacuators for removing saliva, blood and debris from the mouth during the cleaning procedure. The Company also offers a line of low-speed handpieces, including one designed especially for hygienists.



While the benefits of routine preventive oral care are readily accepted in the United States, the majority of the world has not yet adopted this standard of care. Only a handful of developed countries practice any type of preventive dentistry in spite of the evidence that preventive oral healthcare spending leads to lower dental expenditures over the long term. We believe that as other countries begin to recognize the cost savings that can be realized by establishing preventive dental care, they will adopt these measures as a standard of care. In turn, this change will drive demand for preventive dental products.


Neutral

Diagnostic

X-ray images are a valuable source of diagnostic data for the dentist. The Company has established itself as leader in the panoramic segment of this market. Panoramic X-ray machines have a variety of uses since a panoramic X-ray system captures the entire dental arch in one continuous image. The panoramic film also captures a larger field of view, which provides dentists with additional information.



Once a diagnosis has been made, orthodontists and oral surgeons may need to determine the exact relationships between anatomical reference points of the patient's anterior skull profile to plan the course of treatment. This information cannot be obtained from the panoramic X-ray films alone. To meet this need, the Company developed a cephalometric X-ray system which combines panoramic technology with a unique, laser-based alignment method that ensures consistent positioning of the patient throughout their course of treatment.

The Company continues to research and explore the benefits of panoramic technology and how it enables dentists to more efficiently and effectively monitor their patients' health. For example, panoramic images have been identified as a potential source of information about a patient's risk of stroke, as determined by the presence of calcification in the carotid artery. Since a portion of the carotid artery is captured in a panoramic image, the dentist can observe if calcification is present in this area by simply reviewing the film. The Company believes that additional information gained from a panoramic film may make panoramic X-ray systems even more valuable diagnostic tools for monitoring oral and overall health in the future.



Infection Control

Infection control in the dental office became a major concern in the late 1980s and early 1990s as the public began to learn more about diseases such as HIV and Hepatitis. As knowledge about the risk of disease transmission during dental procedures increased, so did the demand for infection control products. Recognizing this opportunity for growth, the Company positioned itself to become a leading supplier of infection control products for the dental office.

One of the Company's leading products, BIREX$_{se}$, is a chemical solution that is used to clean hard surfaces in the operatory. This product, which is sold in concentrated form, can be conveniently stored and mixed with water as needed. To disinfect a chair or countertop, the liquid only needs to be sprayed onto the surface and allowed to penetrate bioburden for ten minutes. After that time, the surface needs to be wiped clean. A new hard surface disinfectant, BIOSEPT$_{HTP}$, was introduced in early 2003 for those customers who prefer ready-to-use disinfecting solutions.

As the types of infectious diseases and methods of disease transmission continue to grow, the Company continues to develop new infection control solutions that address these ever-changing needs.



BIREX se
CLEANER AND DISINFECTANT
Quart Spray Bottle
Diluted Active Ingredients:
o-phenylphenol
p-tertiary amylphenol
DILUTION
1/8 oz per quart of water.
EPA Reg No. 1043-92-51003
BIOTROL
Louisville, Colorado • (800) 822-8550
BIREX se
CLEANER AND DISINFECTANT
16 oz. Spray Bottle
BIOTROL







Home Care

Young Innovations entered the home care market in 2000 with the acquisition of Plak Smacker, a professional and consumer dental products company that offers a popular line of home care dental products. Plak Smacker's first product was designed for orthodontic patients. The "all-in-one" toothbrush features a regular brush on one end and a Christmas tree-shaped orthodontic brush on the other end. The home care product line later expanded to include affordable toothbrushes for children, teens and adults, as well as toothpastes and mouth rinses, all marketed under the Plak Smacker brand name. These products are sold at large retail outlets nationwide.

The Company continues to develop and enhance its home care products. A new orthodontic water bottle kit, sold under the Plak Smacker brand name, contains everything a child with braces might need to care for their teeth at home, including a dual-head toothbrush, a timer to ensure the proper amount of brushing, a mouth mirror and wax to protect the sensitive skin on the inside of the cheek. These kits are packaged in brightly colored water bottles and given to new patients by their orthodontists.

While the Company has successfully established itself as a provider of preventive dental products for the profession, we believe that good oral health can only be achieved by encouraging patients to take care of their teeth between dentist visits. The Company, therefore, continues to develop and introduce new products that encourage everyone to practice good oral hygiene habits on a daily basis.











FINANCIAL REVIEW

All numbers in thousands, except per share data

General

The Company develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophy angles, prophy cups and brushes, panoramic X-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes and children's toothpastes. The Company believes it is the leading manufacturer and distributor of prophy angles and cups (used in teeth cleaning and polishing procedures) and dental surface disinfectants in the United States. The Company also believes it is the leading distributor of panoramic X-ray equipment in the United States.

The principal components of the Company's growth strategy are to continuously improve its operating efficiencies, to develop new products and to complete strategic acquisitions. In order to help fund the Company's strategy for growth, the Company completed an initial public offering of 3,450 shares of its Common Stock in November 1997, resulting in net proceeds of approximately $25,200. The Company used the proceeds to repay debt incurred with previous acquisitions and to fund future strategic acquisitions.

On February 27, 1998, the Company acquired the assets of Panoramic for $13,900 cash plus 94 shares of the Company's Common Stock and assumed approximately $3,900 of Panoramic's liabilities, of which $2,600 was repaid at closing. On April 2, 1999, the Company acquired the stock of Athena for $4,200 in cash plus $232 in notes payable to the previous shareholders. On June 13, 2000, the Company acquired the assets of Plak Smacker for approximately $7,100 in cash. On June 12, 2001, the Company acquired the assets of Biotrol for approximately $8,900 in cash. The results of operations for these acquisitions are included in the consolidated financial statements since the date of acquisition. The acquisitions were accounted for as purchase transactions.

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants include in their MD&A their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one that is both important to the portrayal of the company's financial condition and results, and that requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

Allowance for doubtful accounts – The Company has 42% of its December 31, 2002 accounts receivable balance with two large customers (see footnote 5), with the remaining balance among numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience, as well as knowledge of current customer information. We believe that our reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. We continuously review our reserve balance and refine the estimates to reflect any changes in circumstances.

Inventory – The Company values inventory at the lower of cost or market. Inventory values are based upon standard costs which approximate historical costs. Management regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory based primarily on estimated product demand and other knowledge related to the inventory. If demand for the Company's products is significantly different than Management's expectations, the reserve could be materially impacted. Changes to the reserves are included in cost of goods sold.

Goodwill and other intangible assets – The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Goodwill and other long-lived assets with indefinite useful lives are reviewed by Management for impairment annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on Management's judgment as to the future operating cash flows to be generated from the assets throughout their estimable useful lives. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121.

Contingencies – The Company and its subsidiaries from time to time are subject to various contingencies, including legal proceedings arising in the normal course of business. Management, with the assistance of external legal counsel, performs an analysis of current litigation and will record liabilities if a loss is probable and can be reasonably estimated. The Company believes the reserve is adequate; however, it cannot guarantee that costs will not be incurred in excess of current estimates.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year ended December 31	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	46.8	47.2	46.7
Gross profit	53.2	52.8	53.3
Selling, general and administrative expenses	26.9	28.1	26.8
Income from operations	26.3	24.7	26.5
Interest expense and other, net	.4	.3	.2
Income before provision for income taxes	25.9	24.4	26.3
Provision for income taxes	10.1	9.4	10.1
Net income	15.8%	15.0%	16.2%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales – Net sales increased $8,559, or 13.4%, to $72,218 in 2002 from $63,659 in 2001. The increase was primarily attributable to the inclusion of Biotrol sales for the full period ($4,205 of additional sales), as well as growth in the Professional and Retail Segments.

Gross Profit – Gross profit increased $4,789, or 14.2%, to $38,431 in 2002 from $33,642 in 2001. Gross profit benefited from the acquisition of Biotrol and from increased sales in the Professional and Retail Segments. Gross margin increased to 53.2% of net sales in 2002 from 52.8% in 2001. This increase was primarily a result of the full year inclusion of Biotrol and overall product mix.

Selling, General, and Administrative Expenses ("SG&A") – SG&A expenses increased $1,536 million, or 8.6%, to $19,433 in 2002 from $17,897 in 2001. The increase was primarily a result of additional SG&A expenses related to the Biotrol acquisition as well as increased spending in the Professional and Retail segments. These administrative expenses are partially offset by the elimination of the amortization of goodwill ($1,215 for 2001) starting in 2002 in accordance with the adoption of SFAS 142. As a percent of net sales, SG&A expenses decreased to 26.9% in 2002 from 28.1% in 2001 as a result of the factors explained above.

Income from Operations – Income from operations increased $3,253, or 20.7%, to $18,998 in 2002 from $15,745 in 2001 as a result of the factors explained above.

Interest Expense (Income), net – Interest expense, net increased $134, or 90.5%, to $282 in 2002 from $148 in 2001. The increase was primarily attributable to additional interest expense resulting from increased borrowings on the Company's credit facility during the second half of 2001 that remained outstanding for a majority of 2002. These borrowings related to the acquisition of Biotrol in June 2001 and the repurchase of 1,050 shares of common stock in November 2001.

Other Expense, net – Other expense, net decreased $73, to $4 in 2002 from $77 in 2001. The decrease was primarily attributable to lower expense associated with the Company's one-third interest in IAI, as well as additional rental income from leased space at the Company's Earth City facility.

Provision for Income Taxes – Provision for income taxes increased $1,326 in 2002 to $7,301 from $5,975 for 2001 primarily as a result of higher pre-tax income. The effective tax rate of 39.0% in 2002 compares to 38.5% in 2001, reflecting the continued phase-in of the 35% federal tax rate, partially offset by the elimination of goodwill amortization expense in accordance with SFAS 142.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales – Net sales increased $12,272, or 23.9%, to $63,659 in 2001 from $51,387 in 2000. The increase was primarily attributable to the inclusion of a partial year of Biotrol sales ($5,821 of additional sales) and a full year of Plak Smacker sales ($7,161 of additional sales), as well as increased sales of products in the Professional and Retail Segments, which were offset by the discontinuation of sales of certain unprofitable and non-strategic products.

Gross Profit – Gross profit increased $6,255, or 22.8%, to $33,642 in 2001 from $27,387 in 2000. Gross profit was favorably impacted by the acquisition of Biotrol and a full year of Plak Smacker. Gross margin decreased to 52.8% of net sales in 2001 from 53.3% in 2000. This decrease was primarily attributable to the full year inclusion of Plak Smacker sales, which typically earn lower gross margins.

Selling, General, and Administrative Expenses ("SG&A") – SG&A expenses increased $4,143, or 30.1%, to $17,897 in 2001 from $13,754 in 2000 primarily due to the inclusion of expenses of Biotrol for a partial year and of Plak Smacker for a full year. As a percent of net sales, SG&A expenses increased to 28.1% in 2001 from 26.8% in 2000 primarily due to higher SG&A spending at Biotrol.

Income from Operations – Income from operations increased $2,112 or 15.5%, to $15,745 in 2001 from $13,633 in 2000 as a result of the factors explained above.

Interest Expense (Income), net – Interest expense, net increased $168 to $148 in 2001 from ($20) in 2000. The increase was primarily attributable to additional interest expense resulting from increased borrowings on the Company's credit facility to fund the Biotrol acquisition, as well as the repurchase of 1,050 shares of common stock in November 2001.

Other Expense, net – Other expense, net decreased $51 to $77 in 2001 from $128 in 2000. The decrease was primarily attributable to additional rental income from leased space at the Company's Earth City facility for the period.

Provision for Income Taxes – Provision for income taxes increased $755 in 2001 to $5,975 from $5,220 for 2000 primarily as a result of higher pre-tax income. The effective tax rate of 38.5% in 2001 compares to 38.6% in 2000. The 2001 rate reflects savings resulting from federal and state tax planning offset by the phase-in of the 35% federal tax rate.

Liquidity and Capital Resources

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $16,258, $14,142, and $7,699 for 2002, 2001 and 2000, respectively. Capital expenditures for property, plant and equipment were $2,660, $6,983, and $2,176 in 2002, 2001 and 2000, respectively. Capital expenditures in 2001 included $3,309 for additional manufacturing and office space in Earth City, MO and Fort Wayne, IN, and $2,294 for additional machinery and equipment. Consistent with the Company's historical capital expenditures, future capital expenditures are expected to include facility improvements, panoramic X-ray machines for the Company's rental program, production machinery and information systems. Other significant uses of cash over the three years are as follows:

In November and December 2002, the Company repurchased 81 shares of its common stock from various stockholders for $1,709. The purchase was financed through borrowings on the Company's credit facility.

On November 2, 2001, the Company purchased 1,050 shares of its common stock from George E. Richmond, its Chairman, for approximately $14,900. The purchase was financed through borrowings on the Company's credit facility.

On June 12, 2001, the Company acquired substantially all the assets of Biotrol. The Company originally paid $9,343 in cash, with money set aside in escrow pending the settlement of any indemnification claims. Upon final settlement, the purchase price was $8,867. The purchase price was financed with borrowings on the Company's credit facility and with cash flows generated from operations.

On June 13, 2000, the Company acquired substantially all of the assets of Plak Smacker for approximately $7,100 in cash. The purchase price was principally financed with borrowings on the Company's credit facility and cash generated from operations.

During March 2001, the Company entered into a one-year $20,000 credit agreement. The agreement was amended in April and September 2001, to extend the term to three years and increase the borrowing capacity to $40,000. Borrowings under the agreement bear interest at rates ranging from LIBOR + 1% to LIBOR + 2.25% or Prime to Prime + .5%. Commitment fees for this agreement range from .15% to .25% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2002, the Company was in compliance with all of these covenants. During 2002, the Company borrowed under the credit facility to finance the acquisition of Biotrol, the repurchase of Common Stock, investments in facilities and equipment, and for working capital needs. At December 31, 2002, there were $4,161 in outstanding borrowings under this agreement. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short- and long-term basis.

The Company has certain contractual obligations and / or commercial commitments. The following table represents the aggregate maturities and expiration amounts of various classes of obligations at December 31, 2002 (in thousands):

Contractual Obligations (Payments due by period)	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Capital Lease Obligations	$ 143	$ 75	$ 68	—	—
Operating Leases (including buildings)	915	615	288	$12	—
Long-Term Debt	4,161	—	4,161	—	—
Total Contractual Cash	$5,219	$690	$4,517	$12	—

Recent Financial Accounting Standards Board Statements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 was implemented by the Company beginning January 1, 2002. Adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for the long-lived assets to be disposed of and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS No. 121. SFAS No. 144 was implemented by the Company beginning January 1, 2002. Adoption of SFAS No. 144 did not have a material impact on the consolidated financial statements of the Company.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections." SFAS No. 145 addresses classification of extinguishment of debt and requires accounting for lease modifications in the same manner as sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 was implemented by the Company beginning January 1, 2002. Adoption of SFAS No. 145 did not have a material impact on the consolidated financial statements of the Company.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, liabilities are recognized for exit and disposal costs only when a liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 provides for voluntary adoption of the fair value method for entities with fiscal years ending after December 15, 2002. The Company currently has not made this election.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 31, 2002. Management does not believe the impact of this Interpretation will be material to the consolidated financial statements of the Company.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100 basis point increase in interest rates would have resulted in approximately $115 and $81 of additional interest expense in the years ended December 31, 2002 and 2001, respectively. In 2000, the Company did not carry significant borrowings under its credit facility and thus interest rate risk would have been immaterial.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. However, the Company sells less than 10% of its products outside the United States. Of these foreign sales, approximately 97% are denominated in U.S. dollars with the remaining approximately 3% denominated in Canadian dollars. As a result, the Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheet of Young Innovations, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Young Innovations, Inc. and subsidiaries as of December 31, 2001, and for each of the years in the two-year period then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the revisions described in Note 9 to the consolidated financial statements, in their report dated February 4, 2002 (except for the information related to the stock split, discussed in Note 1, as to which the date is March 22, 2002).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Young Innovations, Inc. and subsidiaries as of December 31, 2001, and for each of the years in the two-year period then ended were audited by other auditors who have ceased operations. As described in Note 9, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 and 2000 in Note 9 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of Young Innovations, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 3, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. (a Missouri corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 4, 2002
(except with respect to the matter discussed in Note 22, as to which the date is March 22, 2002)

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP, WHICH HAS CEASED OPERATIONS, IN CONNECTION WITH YOUNG INNOVATIONS, INC.'S FILING ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP IN CONNECTION WITH THIS ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2002.

CONSOLIDATED BALANCE SHEETS

December 31 (In thousands, except per share data)	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 554	$ 82
Trade accounts receivable, net of allowance for doubtful accounts of $385 and $444, in 2002 and 2001, respectively	10,010	9,916
Inventories	7,861	7,158
Other current assets	2,405	1,848
Total current assets	20,830	19,004
Property, plant and equipment, net	18,962	18,759
Goodwill	42,414	44,384
Other intangible assets	2,302	307
Other assets	480	1,151
Total assets	$84,988	$83,605

Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 75	$ 141
Accounts payable and accrued liabilities	8,110	6,424
Total current liabilities	8,185	6,565
Long-term debt	4,229	16,843
Deferred income taxes	4,904	4,312
Stockholders' equity:		
Common stock, voting, $.01 par value, 25,000 shares authorized, 8,905 and 8,921 shares issued and outstanding, net of treasury stock, in 2002 and 2001, respectively	89	89
Additional paid-in capital	28,050	27,828
Deferred stock compensation	(1,271)	(1,608)
Retained earnings	58,772	47,361
Common stock in treasury, at cost, 1,338 and 1,418 shares in 2002 and 2001, respectively	(17,970)	(17,785)
Total stockholders' equity	67,670	55,885
Total liabilities and stockholders' equity	$84,988	$83,605

The accompanying notes are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (In thousands, except per share data)	2002	2001	2000
Net sales	$72,218	$63,659	$51,387
Cost of goods sold	33,787	30,017	24,000
Gross profit	38,431	33,642	27,387
Selling, general and administrative expenses	19,433	17,897	13,754
Income from operations	18,998	15,745	13,633
Interest expense (income), net	282	148	(20)
Other expense, net	4	77	128
Income before provision for income taxes	18,712	15,520	13,525
Provision for income taxes	7,301	5,975	5,220
Net income	$11,411	$ 9,545	$ 8,305
Basic earnings per share	$ 1.29	$ 0.99	$ 0.85
Diluted earnings per share	$ 1.22	$ 0.96	$ 0.84
Basic weighted average shares outstanding	8,876	9,662	9,752
Diluted weighted average shares outstanding	9,331	9,904	9,914

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock in Treasury	Deferred Stock Compensation	Total	Comprehensive Income
Balance, December 31, 1999	$98	$26,050	$29,511	$(3,522)	—	$52,137	
Net income	—	—	8,305	—	—	8,305	$8,305
Common stock purchased	—	—	—	(104)	—	(104)	
Stock options exercised	—	10	—	89	—	99	
Comprehensive income							$8,305
Balance, December 31, 2000	$98	$26,060	$37,816	$(3,537)	—	$60,437	
Net income	—	—	9,545	—	—	9,545	$9,545
Common stock purchased	(9)	—	—	(14,908)	—	(14,917)	
Stock options exercised	—	86	—	660	—	746	
Deferred stock compensation	—	1,682	—	—	$(1,682)	—	
Amortization of deferred stock compensation	—	—	—	—	74	74	
Comprehensive income							$9,545
Balance, December 31, 2001	$89	$27,828	$47,361	$(17,785)	$(1,608)	$55,885	
Net income	—	—	11,411	—	—	11,411	$11,411
Common stock purchased	—	—	—	(1,709)	—	(1,709)	
Stock options exercised	—	222	—	1,524	—	1,746	
Deferred stock compensation	—	—	—	—	—	—	
Amortization of deferred stock compensation	—	—	—	—	337	337	
Comprehensive income							$11,411
Balance, December 31, 2002	$89	$28,050	$58,772	$(17,970)	$(1,271)	$67,670	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (In thousands)	2002	2001	2000
Cash flows from operating activities:			
Net income	$11,411	$9,545	$8,305
Adjustments to reconcile net income to net cash flows from operating activities			
Depreciation and amortization	2,536	3,239	2,694
Deferred income taxes	545	825	884
Loss (gain) on disposal of property, plant and equipment	148	—	(24)
Changes in assets and liabilities			
Trade accounts receivable	(105)	663	(2,329)
Inventories	(778)	(56)	(1,098)
Other current assets	(510)	(293)	887
Other assets	671	514	(113)
Accounts payable and accrued liabilities	2,340	(295)	(1,507)
Total adjustments	4,847	4,597	(606)
Net cash flows from operating activities	16,258	14,142	7,699
Cash flows from investing activities:			
Recoveries (payments) for acquisitions, net of cash acquired	431	(9,298)	(7,088)
Purchases of property, plant and equipment	(2,660)	(6,983)	(2,176)
Other investing activities	—	—	(464)
Net cash flows from investing activities	(2,229)	(16,281)	(9,728)
Cash flows from financing activities:			
Payments on long-term debt	(57,028)	(23,561)	(9,668)
Borrowings on long-term debt	44,348	39,953	9,191
Proceeds from stock options exercised	832	746	99
Purchases of treasury stock	(1,709)	(14,917)	(104)
Net cash flows from financing activities	(13,557)	2,221	(482)
Net increase (decrease) in cash and cash equivalents	472	82	(2,511)
Cash and cash equivalents, beginning of period	82	—	2,511
Cash and cash equivalents, end of period	$ 554	$ 82	—

The accompanying notes are an integral part of these statements.

December 31, 2002 (In thousands, except per share data)

1. Organization

Young Innovations, Inc. and subsidiaries (the "Company") develops, manufactures and markets supplies and equipment used by dentists, dental hygienists, dental assistants and consumers. The Company's product offering includes disposable and metal prophy angles, prophy cups and brushes, panoramic X-ray machines, moisture control products, infection control products, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, and children's toothpastes. The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Colorado, Tennessee and Texas. Export sales were less than 10% of total net sales for 2002, 2001 and 2000.

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. formed in July 1995, and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or market. Cost is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight-line method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Other Assets

On May 17, 1999, the Company acquired a one-third interest in International Assembly, Inc., a Texas corporation (IAI). The Company paid approximately $1,050 in cash for this investment. The investment is being accounted for under the equity method of accounting. Equity income (loss) is recorded using a three-month lag. The Company's losses attributed to IAI are included in other expense, net and totaled $150, $240, and $203 for 2002, 2001 and 2000, respectively. The asset balance at December 31, 2002 for this investment is $377, of which approximately $350 represents goodwill.

The Company purchases certain services from IAI at amounts less than would be paid to unrelated parties. These services totaled $458, $830 and $632 in 2002, 2001 and 2000, respectively.

Intangible Assets

Intangible assets primarily consist of costs related to trademarks and patents issued to the Company and patent applications. Trademarks have been determined to have indefinite useful lives and therefore the carrying value is reviewed at least annually for recoverability. Capitalized patent costs are amortized on a straight-line basis over the estimated useful lives of the patents, generally 17 years. In addition, intangible assets include supplier relationships and product formulas, which are amortized on a straight-line basis over their respective estimated useful lives.

Long-Lived Assets

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value.

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped as our shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally warrants its products against defects, and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option with the exception of X-ray machines, which have a 90-day return policy. The Company owns X-ray machines rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years. A liability for the removal costs of the purchased X-ray machines expected to be returned to the Company is included in accounts payable and accrued liabilities at December 31, 2002 and 2001.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were approximately $2,072, $1,834 and $1,667 for 2002, 2001 and 2000, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $596, $516 and $602 for 2002, 2001 and 2000, respectively.

Interest Expense (Income), net

Interest expense (income) includes interest paid related to borrowings on the Company's credit facility, as well as offsetting interest income earned on various investments. In 2002, 2001 and 2000, interest income totaled $63, $96, and $119, respectively.

Other Expense (Income), net

Other expense (income) includes the Company's portion of losses from its investment in IAI, rental income from leased space, sale of scrap, and other miscellaneous income and expense items, all of which are not directly related to the Company's primary business.

Income Taxes

The Company has accounted for income taxes under SFAS No. 109, an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Supplemental Cash Flow Information

Cash flows from operating activities include $5,401, $4,611, and $4,020 for the payment of federal and state income taxes, and $376, $188, and $99 for the payment of interest during 2002, 2001 and 2000, respectively.

3. Acquisitions

On June 12, 2001, the Company acquired substantially all of the assets and assumed a portion of the liabilities of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The Company paid approximately $9,343 in cash including transaction costs, with money set aside in escrow pending the settlement of any indemnification claims. Upon final settlement, the purchase price was $8,867. The acquisition was financed with borrowings on the Company's credit facility and cash generated from operations. The acquisition was accounted for as a purchase transaction. Upon the finalization of the settlement and purchase accounting during the second quarter of 2002, the final purchase price allocation was completed and goodwill was determined to be $6,160. The final purchase accounting adjustments included a write-off of $11 to accounts receivable, a write-off of $184 to fixed assets, a write-off of $75 to inventory and an increase to accrued liabilities of $261 with the offset to goodwill. In accordance with SFAS 142, $2,060 of separately identifiable intangible assets, including trademarks, product formulations, and supplier relationships, were also recorded. The trademarks have been determined to have indefinite lives. The remaining intangible assets are being amortized over a period between 5 years and 40 years. The results of operations for Biotrol are included in the consolidated financial statements since June 12, 2001.

On June 13, 2000, the Company acquired substantially all of the assets and assumed a portion of the liabilities of Plak Smacker. The Company paid $7,053 in cash. The acquisition was principally financed with borrowings on the Company's credit facility and cash generated from operations. The acquisition was accounted for as a purchase transaction. The purchase price was allocated based upon estimates of fair value of assets and liabilities, resulting in goodwill of $6,126. The results of operations for Plak Smacker are included in the consolidated financial statements since June 13, 2000.

4. Segment Information

Segment information has been prepared in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information." In 2000, with the acquisition of Plak Smacker, the Company has two operating segments according to SFAS No. 131: professional and retail. The professional segment sells products to dentists, dental hygienists and dental assistants. The retail segment sells products to consumers through mass merchandisers. There are no significant determinable assets or interest costs for the retail segment.

The table below is a summary of certain financial information relating to the two segments:

2002	Professional	Retail	Consolidated
Net sales	$67,147	$5,071	$72,218
Income from operations	$18,560	$ 438	$18,998
2001			
Net sales	$58,824	$4,835	$63,659
Income from operations	$15,484	$ 261	$15,745
2000			
Net sales	$48,737	$2,650	$51,387
Income from operations	$13,428	$ 205	$13,633

5. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors accounting for 42% and 35% of accounts receivable at December 31, 2002 and 2001, respectively.

The percentage of net sales to major distributors to total net sales consist of the following:

Years ended December 31	2002	2001	2000
Distributor			
Henry Schein, Inc.	13.8%	14.6%	17.0%
Patterson Dental Company	15.0%	13.3%	11.7%

6. Inventories

Inventories consist of the following:

December 31	2002	2001
Finished products	$4,931	$3,340
Work in process	1,321	2,030
Raw materials and supplies	1,609	1,788
Total inventories	$7,861	$7,158

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2002	2001
Land	$ 1,086	$ 1,086
Buildings and improvements	7,474	7,448
Machinery and equipment	17,250	15,350
Equipment rented to others	5,852	5,257
Construction in progress	129	605
	31,791	29,746
Less- accumulated depreciation	(12,829)	(10,987)
Total property, plant and equipment, net	$18,962	$18,759

Machinery and equipment under capital lease and related accumulated depreciation was $345 and $218, respectively at December 31, 2002, and was $794 and $356, respectively at December 31, 2001. Depreciation expense was $2,125, $1,922 and $1,693 for 2002, 2001 and 2000, respectively.

8. Other Assets

Other assets consist of the following:

December 31	2002	2001
Investment in IAI	$377	$ 527
Notes receivable, long-term (see footnote 19)	—	500
Other	103	124
Total other assets	$480	$1,151

9. Goodwill and Other Intangible Assets

Goodwill consists of the following:

December 31	2002	2001
Goodwill	$47,212	$49,182
Less- accumulated amortization	(4,798)	(4,798)
Total intangible assets	$42,414	$44,384

Amortization of goodwill totaled $0, $1,243 and $1,001 for 2002, 2001 and 2000, respectively.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, the Company no longer amortizes goodwill and intangibles which have indefinite lives. Other intangible assets with finite lives continue to be amortized over their useful lives.

SFAS 142 also requires that the Company assess goodwill and intangibles with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. The impairment test for goodwill is a two-step process. The first step is to identify when a goodwill impairment has occurred by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill test should be performed to measure the amount of the impairment loss, if any. In this second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized equivalent to the excess amount which in no circumstances should exceed the carrying amount of the goodwill.

In accordance with the transition rules of SFAS 142, the Company performed the transitional impairment tests during the first half of 2002, as of January 1, 2002. Reporting units were established based on the Company's current reporting structure. All existing goodwill and intangible assets were assigned to the reporting units. All of the goodwill was allocated to the reporting units within the professional segment. The Company engaged an independent valuation and appraisal firm to assist with determining fair values based upon discounted future estimated cash flows and other valuation techniques. Fair values of the reporting units exceeded their respective book values. Thus no impairment was identified as of January 1, 2002, and, therefore, Step 2 testing was deemed unnecessary. During the fourth quarter of 2002, the Company carried forward the detailed determination of the fair value of the reporting units, as permitted based on certain criteria of SFAS 142. The Company determined that there was no impairment of reporting units. On an ongoing basis, the Company will perform its annual impairment assessment in the fourth quarter of each year.

With the finalization of the purchase accounting relating to the acquisition of Biotrol (acquired June 12, 2001), intangible assets other than goodwill of $2,060 were identified in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. This as well as other purchase price adjustments and finalization of the purchase accounting resulted in a reduction in the net carrying value of goodwill from $44,384 at December 31, 2001 to $42,414 at December 31, 2002. There have been no changes in goodwill related to impairment losses or write-offs due to sale of businesses.

Other intangibles consist of the following, which are all included in the Professional Segment:

December 31, 2002	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Patents	$491	$204	$287
Product formulas	430	16	414
Supplier relationships	130	39	91
Total	$1,051	$259	$792
Unamortized intangible assets			
Trademarks	$1,510		$1,510
Total	$1,510		$1,510
Total intangible assets	$2,561	$259	$2,302

December 31, 2001	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Patents	$485	$178	$307

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 18 to 20 years for patents, 40 years for product formulations and 5 years for supplier relationships. The weighted average life for amortizable intangible assets is 26 years. Aggregate amortization expense for the twelve months ended December 31, 2002, 2001 and 2000 was $81, $26 and $26, respectively. Estimated amortization expense for each of the next five years is as follows:

For the year ended 12/31/03	$62
For the year ended 12/31/04	62
For the year ended 12/31/05	62
For the year ended 12/31/06	49
For the year ended 12/31/07	36

SFAS No. 142 does not require retroactive restatement for all periods presented. However, presented below is a reconciliation of the 2001 and 2000 statements of income data previously reported to reflect the impact related to its adoption:

Twelve months ended December 31	2002	2001	2000
Reported net income	$11,411	$ 9,545	$8,305
Add: amortization adjustment, net of related tax	—	904	791
Adjusted net income	$11,411	$10,449	$9,096
Reported basic earnings per share	$1.29	$0.99	$0.85
Add: amortization adjustment	—	$ .09	$ .08
Adjusted basic earnings per share	$1.29	$1.08	$ .93
Reported diluted earnings per share	$1.22	$0.96	$0.84
Add: amortization adjustment	—	$ .09	$ .08
Adjusted diluted earnings per share	$1.22	$1.05	$ .92

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2002	2001
Accounts payable	$3,471	$2,045
Accrued salaries and bonuses	1,465	1,391
Accrued expenses and other	3,174	2,988
Total accounts payable and accrued liabilities	$8,110	$6,424

11. Credit Arrangements and Notes Payable

The Company has a credit arrangement that provides for a three-year, unsecured revolving credit facility with an aggregate commitment of $40,000. Borrowings under the arrangement bear interest at rates ranging from LIBOR +1% to LIBOR +2.25% or Prime to Prime +.5%. Commitment fees for this arrangement range from .15% to .25% of the unused balance. The agreement is unsecured and contains various financial and other covenants.

Long-term debt was as follows:

December 31	2002	2001
Revolving credit facility due 2004 with a weighted-average interest rate of 2.73% at December 31, 2002 and 2.98% at December 31, 2001	$4,161	$16,700
Capital lease obligations	143	284
	4,304	16,984
Less- current portion	75	141
	$4,229	$16,843

Future maturities of the credit facility and capital lease obligations are as follows:

2003	$ 75
2004	4,229
Total	$4,304

In certain circumstances, the Company provides recourse for loans for equipment purchases by customers. Certain banks require the Company to provide recourse to finance equipment for new dentists and other customers with credit histories which are not consistent with the banks' lending criteria. In the event that a bank requires recourse on a given loan, the Company would assume the bank's security interest in the equipment securing the loan. As of December 31, 2002, approximately $649 of the equipment financed with various lenders was subject to such recourse. Recourse on a given loan is generally eliminated by the bank after one year, provided the bank has received timely payments on that loan. Based on the Company's past experience with respect to these arrangements, the carrying amount of this obligation at December 31, 2002 was zero.

12. Common Stock

During 2002, the Company repurchased 81 shares of its common stock from various stockholders for $1,709. The purchases were financed through borrowings on the Company's credit facility. The Company also reissued 187 shares of its Common Stock in conjunction with stock option exercises for $832. In addition, the Company issued 24 shares of Common Stock for restricted stock which vested during 2002 (see footnote 13).

During 2001, the Company repurchased 1,052 shares of its Common Stock for $14,917. 1,050 of these shares were purchased from George Richmond, the Company's Chairman (see footnote 19). The Company also reissued 119 shares of its Common Stock in conjunction with stock option exercises for $746.

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

13. Stock Awards

Stock Options

The Company adopted the 1997 Stock Option Plan (the Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock are reserved for issuance under this plan, which is administered by the compensation committee of the Board of Directors (Compensation Committee). Participants in the Plan will be those employees whom the Compensation Committee may select from time to time and those nonemployee directors as the Company's Board of Directors may select from time to time. As of December 31, 2002, 1,422 options had been granted.

A summary of the options outstanding and exercisable is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding, January 1, 2000	788	$8.00 - $11.67	$9.05
Granted	—	— —	—
Exercised	12	$8.00 - $10.00	$8.51
Forfeited	7	$8.00 - $10.00	$8.81
Outstanding, December 31, 2000	769	$8.00 - $11.67	$9.07
Exercisable at December 31, 2000	438	$8.00 - $11.67	$8.99
Outstanding, January 1, 2001	769	$8.00 - $11.67	$9.07
Granted	488	$14.02	$14.02
Exercised	119	$8.00 - $11.33	$8.58
Forfeited	48	$8.00 - $11.33	$9.56
Outstanding, December 31, 2001	1,090	$8.00 - $14.02	$11.31
Exercisable at December 31, 2001	483	$8.00 - $11.67	$9.08
Outstanding, January 1, 2002	1,090	$8.00 - $14.02	$11.31
Granted	—	— —	—
Exercised	187	$8.00 - $11.33	$9.19
Forfeited	7	$8.00 - $9.29	$9.26
Outstanding, December 31, 2002	896	$8.00 - $14.02	$11.77
Exercisable at December 31, 2002	588	$8.00 - $14.02	$10.59

The weighted average remaining contractual life of the options outstanding at December 31, 2002 is 7.0 years. As of January 1, 2003, 697 shares were exercisable with a range of exercise prices from $8.00 to $14.02, with a weighted average price of $11.12.

The Compensation Committee of the Board of Directors establishes vesting schedules for each option issued under the Plan. Outstanding options generally vest over four years. The exercise price has historically been equal to the fair value of the Common Stock at the date of grant. All options expire 10 years from the grant date.

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company elected APB Opinion No. 25, "Accounting for Stock Issued to Employee," and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation costs for the Plan been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would approximate the pro forma amounts below:

Unaudited	Year Ended December 31, 2002 As Reported	Year Ended December 31, 2002 Pro Forma	Year Ended December 31, 2001 As Reported	Year Ended December 31, 2001 Pro Forma	Year Ended December 31, 2000 As Reported	Year Ended December 31, 2000 Pro Forma
Net income	$11,411	$10,265	$9,545	$8,630	$8,305	$7,556
Earnings per share:						
Basic	$1.29	$1.16	$ .99	$ .89	$ .85	$ .77
Diluted	$1.22	$1.10	$ .96	$ .87	$ .84	$ .76

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (i) dividend yield of 0%; (ii) expected volatility of 43.7% for 2001; (iii) risk-free interest rate of 4.8% 2001; and (iv) expected life of 8.0 years for 2001. The weighted average fair value of the options at the grant date was $8.49 for 2001. No options were granted in 2002 or 2000.

Restricted Stock

Under the above Plan, restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. For restricted stock grants, compensation expense is based upon the grant date market price and is recorded over the vesting period. In October 2001, the Company granted 120 shares of restricted stock to certain executive officers of the Company. No monetary consideration was paid by the officers who received the restricted stock. These shares vest 20% each year for five years starting in October 2002. For the years ended December 31, 2002 and 2001, the Company recorded $337 and $74, respectively, of compensation expense related to the restricted stock grants.

14. Income Taxes

The components of the provision for income taxes are as follows:

Years ended December 31	2002	2001	2000
Current	$6,756	$5,149	$4,336
Deferred	545	826	884
Total provision for income taxes	$7,301	$5,975	$5,220

The income tax provisions are different from the amount computed by applying the U.S. federal income tax rates to income before provision for income taxes. The reasons for these differences are as follows:

Years ended December 31	2002	2001	2000
Income before provision for income taxes	$18,712	$15,520	$13,525
U.S. federal income tax rate	35%	35%	34%
Computed income taxes	6,549	5,432	4,599
Goodwill amortization	—	143	135
Other	211	(59)	69
Provision for federal income taxes	6,760	5,516	4,803
State income taxes, net of federal tax benefit	541	459	417
Provision for income taxes	$ 7,301	$ 5,975	$ 5,220
Effective tax rate	39.0%	38.5%	38.6%

Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

December 31	2002	2001
Deferred income tax assets:		
Trade accounts receivable	$ 145	$ 77
Inventories	190	100
Accrued liabilities	736	847
Other	29	—
Total deferred income tax assets	1,100	1,024
Deferred income tax liabilities:		
Property, plant and equipment	(2,530)	(1,937)
Intangibles	(2,403)	(1,648)
Other	—	(727)
Total deferred income tax liabilities	(4,933)	(4,312)
Net deferred income tax liability	$(3,833)	$(3,288)

Current deferred income tax assets of $1,071 and $1,024 are included in other current assets as of December 31, 2002 and 2001, respectively.

15. Sales of Equipment Rented to Others

Periodically, customers who rent X-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of equipment consistent with this practice were $1,111, $1,014, and $1,434 for 2002, 2001 and 2000, respectively; and gross profit from these sales was $522, $555, and $712 for 2002, 2001 and 2000, respectively.

16. Employee Benefits

The Company has a defined contribution 401(k) plan covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $307, $258, and $234 for 2002, 2001 and 2000, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

17. Related-Party Transactions

In October 2002, the Company purchased 8 shares of its common stock from certain executive officers for approximately $187 in order to remit tax withholdings on their vested restricted stock.

During 2002, the Company paid consulting fees of $75 to a corporation which is wholly owned by a principal stockholder of the Company.

In November 2001, the Company purchased 1,050 shares of its common stock from George E. Richmond, its Chairman and then Chief Executive Officer, for approximately $14,900.

The Company sells products to, and pays for services from, a corporation in which a principal stockholder of the Company has an equity interest. Net sales to such corporation totaled $83, $70, and $77 in 2002, 2001 and 2000, respectively. Amounts paid for services totaled $1, $2, and $3 in 2002, 2001 and 2000, respectively.

In August 2000, the Company loaned an officer of the Company $500 in exchange for a three-year unsecured promissory note at an interest rate of 6.27% payable annually. The note is included in other current assets on the balance sheet at December 31, 2002 and in other assets on the balance sheet at December 31, 2001. Interest income of $31 related to this note was recorded in 2002 and in 2001.

18. Earnings Per Share

Basic earnings per share (Basic EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share (Diluted EPS) include the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31	2002	2001	2000
Net income	$11,411	$9,545	$8,305
Weighted average shares outstanding for basic earnings per share	8,876	9,662	9,752
Dilutive effect of stock options and restricted stock	455	242	162
Weighted average shares outstanding for diluted earnings per share	9,331	9,904	9,914
Basic earnings per share	$1.29	$ .99	$ .85
Diluted earnings per share	$1.22	$ .96	$ .84

19. Quarterly Financial Data (Unaudited)

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$16,513	$17,935	$18,086	$19,684	$72,218
Gross profit	8,976	9,639	9,476	10,340	38,431
Net income	2,430	2,858	2,844	3,279	11,411
Earnings per share – basic	$ .28	$ .32	$ .32	$ .37	$1.29
Earnings per share – diluted	$ .27	$ .30	$ .30	$ .35	$1.22

2001	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$13,929	$15,022	$16,760	$17,948	$63,659
Gross profit	7,113	7,935	8,895	9,699	33,642
Net income	1,966	2,269	2,425	2,885	9,545
Earnings per share – basic	$ .20	$ .23	$ .25	$ .31	$ .99
Earnings per share – diluted	$ .20	$ .23	$ .24	$ .30	$ .96

20. Commitments and Contingencies

The Company leases certain office, warehouse, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $812, $636, and $324 for 2002, 2001 and 2000, respectively. Rental commitments amount to: $615 for 2003, $197 for 2004, $78 for 2005, $13 for 2006, and $12 for 2007.

On May 24, 2001, Sultan Dental Products, Ltd. ("Sultan") filed a complaint in the United States District Court for the Southern District of New York (which was subsequently dismissed by the plaintiff and refiled in the United States District Court for the District of New Jersey on October 16, 2001) asserting that the Young disposable prophy angle infringes a patent that is exclusively licensed to Sultan. The complaint sought a permanent injunction and unspecified damages. In addition, on January 25, 2002, the Company filed a complaint in the United States District Court for the Eastern District of Missouri asserting that the manufacture of the Sultan disposable prophy angle infringes the Company's U.S. Patent No. 5,749,728. The complaint sought a permanent injunction and damages. On February 6, 2003, the Company and Sultan settled each case, with neither party paying a material amount.

The Company and its subsidiaries from time to time are also parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

21. New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 was implemented by the Company beginning January 1, 2002. Adoption of SFAS No. 143 did not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for the long-lived assets to be disposed of, and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS No. 121. SFAS No. 144 was implemented by the Company beginning January 1, 2002. Adoption of SFAS No. 144 did not have a material impact on the consolidated financial statements of the Company.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections." SFAS No. 145 addresses classification of extinguishment of debt and requires accounting for lease modifications in the same manner as sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 was implemented by the Company beginning January 1, 2002. Adoption of SFAS No. 145 did not have a material impact on the consolidated financial statements of the Company.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, liabilities are recognized for exit and disposal costs only when a liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 provides for voluntary adoption of the fair value method for entities with fiscal years ending after December 15, 2002. The Company currently has not made this election.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 31, 2002. Management does not believe the impact of this Interpretation will be material to the consolidated financial statements of the Company.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto in the Independent Auditors' Report, the Report of Independent Public Accountants, and Management's Discussion and Analysis of Financial Condition and Results of Operations. All amounts except per share data are expressed in thousands.

Years ended December 31	2002[1]	2001[2]	2000[3]	1999[4]	1998[5]
Income Statement Data					
Net sales	$72,218	$63,659	$51,387	$42,712	$36,595
Cost of goods sold	33,787	30,017	24,000	18,825	16,467
Gross profit	38,431	33,642	27,387	23,887	20,128
Selling, general and administrative expenses	19,433	17,897	13,754	12,195	10,623
Income from operations	18,998	15,745	13,633	11,692	9,505
Interest expense and other, net	286	225	108	(32)	(326)
Income before provision for income taxes	18,712	15,520	13,525	11,724	9,831
Provision for income taxes	7,301	5,975	5,220	4,572	3,782
Net income	$11,411	$9,545	$8,305	$7,152	$6,049
Basic earnings per share[6]	$1.29	$ .99	$ .85	$ .73	$ .60
Basic weighted average common shares outstanding[6]	8,876	9,662	9,752	9,848	10,145
Diluted earnings per share[6]	$1.22	$ .96	$ .84	$ .72	$ .59
Diluted weighted average common shares outstanding[6]	9,331	9,904	9,914	9,880	10,208

As of December 31	2002[1]	2001[2]	2000[3]	1999[4]	1998[5]
Balance Sheet Data					
Working capital	$12,645	$12,439	$11,578	$9,438	$10,100
Total assets	84,988	83,605	69,592	60,336	54,744
Total debt (including current maturities)	4,304	16,984	592	893	—
Stockholders' equity	67,670	55,885	60,437	52,137	48,201

[1] Weighted average common shares outstanding decreased from 2001 to 2002 primarily as a result of the Company's buyback of 1,050 shares from George E. Richmond, its Chairman of the Board and then Chief Executive Officer, in November 2001.

[2] On June 12, 2001, the Company acquired substantially all of the assets of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The income statement data for the year ended December 31, 2001 include results of operations for Biotrol from June 12, 2001 through December 31, 2001. The balance sheet data as of December 31, 2001 include the Biotrol acquisition.

[3] On June 13, 2000, the Company acquired substantially all of the assets of Plak Smacker. The income statement data for the year ended December 31, 2000 include results of operations for Plak Smacker from June 13, 2000 through December 31, 2000. The balance sheet data as of December 31, 2000 include the Plak Smacker acquisition.

[4] On April 2, 1999, the Company acquired Athena. The income statement data for the year ended December 31, 1999 include results of operations for Athena from April 2, 1999 through December 31, 1999. The balance sheet data as of December 31, 1999 include the Athena acquisition.

[5] On February 27, 1998, the Company acquired substantially all of the assets of Panoramic. The income statement data for the year ended December 31, 1998 include results of operations for Panoramic from February 27, 1998 through December 31, 1998. The balance sheet data as of December 31, 1998 include the Panoramic acquisition.

[6] Earnings per share data and shares outstanding retroactively reflect the impact of the three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers give effect to such stock split.

Stock Market Information and Dividend Policy

The Common Stock trades on the Nasdaq National Market under the symbol of "YDNT."

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

The following table, as adjusted for the stock split, sets forth the high and low prices of the Common Stock as reported by the Nasdaq National Market during the last eight quarters.

2001	Quarter	Market Price High	Market Price Low
	First	$13.83	$11.83
	Second	$16.33	$12.00
	Third	$16.08	$12.00
	Fourth	$17.83	$12.50

2002	Quarter	Market Price High	Market Price Low
	First	$22.83	$17.17
	Second	$25.30	$21.72
	Third	$28.26	$18.09
	Fourth	$27.04	$20.09

On February 28, 2003, there were approximately 37 holders of record of the Company's Common Stock.

The Company has not paid cash dividends on its Common Stock since its inception. The Company currently intends to retain earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors, and will be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

DIRECTORS AND OFFICERS

George E. Richmond
Chairman of the Board

Alfred E. Brennan
President & Chief Executive Officer

Arthur L. Herbst, Jr.
Executive Vice President,
Chief Operating Officer &
Chief Financial Officer

Richard G. Richmond
Former President of Young Dental
Manufacturing, a division of
Young Innovations

Brian F. Bremer[1,2]
Partner – Crobern Management
Partnership II LP
Partner – Myerson, LP

Richard P. Conerly[1]
Retired: Former Chairman &
Chief Executive Officer
Orion Capital, Inc.

Connie H. Drisko[2]
Associate Dean for Academic
Planning and Faculty Personnel,
Directory of Clinical Research
University of Louisville

Craig E. LaBarge[1]
Chief Executive Officer & President
LaBarge, Inc.

James R. O'Brien[2]
Managing Director
Catapult Advisors, LLC

[1] Audit Committee
[2] Compensation Committee

George E. Richmond
Chairman of the Board

Alfred E. Brennan
President & Chief Executive Officer

Arthur L. Herbst, Jr.
Executive Vice President,
Chief Operating Officer &
Chief Financial Officer

Eric J. Stetzel
Vice President

Daniel E. Garrick
Vice President

Sean T. O'Connor
Vice President

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133

Stock Listing
Nasdaq/AMEX
Symbol: YDNT

Independent Certified Public Accountants
KPMG LLP
St. Louis, Missouri

Transfer Agent
UMB Bank
P.O Box 410064
Kansas City, Missouri 64141
816-860-7445

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Monday, May 12, 2003, starting at 10:00 a.m. at:

Renaissance St. Louis Airport Hotel
9801 Natural Bridge Road
St. Louis, Missouri

YOUNG INNOVATIONS, INC.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133
www.ydnt.com

Young Innovations develops, manufactures and markets supplies and equipment used by dentists and dental hygienists.